

February 14, 2022

R. Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
9137 S. Ridgeline Boulevard, Suite 135
Highlands Ranch, CO 80129

   Re: Vivos Therapeutics, Inc.
    Registration Statement on Form S-3
    Filed February 7, 2022
    File No. 333-262554

Dear Mr. Huntsman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jason Drory at 202-551-8342 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Lawrence A. Rosenbloom, Esq.